Exhibit 99.3
Unaudited Interim Condensed Consolidated Financial Statements
As of and for the six-months period ended March 31, 2023
SIGNA Sports United N.V.

Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss

		For the six-months ended March 31
EUR million	Note	2023	2022*
Revenue	6.1	441.4	449.1
Own work capitalized		2.3	2.2
Other operating income		5.5	2.6
Cost of material	6.2	(347.5)	(286.1)
Personnel expense	6.3	(86.6)	(76.2)
Other operating expenses	6.4	(156.6)	(287.2)
Depreciation and amortization		(27.6)	(21.5)
Impairment loss		(0.2)	—
Operating result		(169.3)	(217.1)
Finance income	6.5	6.8	17.0
Finance costs	6.5	(20.2)	(3.6)
Result from investments accounted for at equity		(0.8)	(0.6)
Loss before taxes from continuing operations		(183.5)	(204.4)
Income tax (expense)/benefit		3.0	8.0
Loss for the period from continuing operations		(180.5)	(196.4)
Income/ (Loss) from discontinued operations, net of tax	10	0.5	(5.3)
Loss for the period of attributable to the owners of SIGNA Sports United N.V.		(180.1)	(201.7)
Loss per share- Basic and diluted from (in EUR)	6.7
Continuing operations		(0.5)	(1.0)
Loss for total operations attributable to the owners of SIGNA Sports United N.V.		(0.5)	(0.9)
		For the six-months ended March 31
EUR million	Note	2023	2022*
Loss for the per period		(180.1)	(201.7)
Items that may be subsequently reclassified to profit or loss
Currency translation differences		1.2	(2.7)
Gain (Loss) from derivative financial instruments		0.3	(0.4)
Other comprehensive income/(loss), net of tax		1.6	(3.1)
Total comprehensive income/(loss) attributable to the owners of SIGNA Sports United N.V.		(178.5)	(204.8)
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Financial Position

Assets

		As of March 31,	As of September 30,
EUR million	Note	2023	2022
Property, plant and equipment		48.2	48.5
Right-of-use-assets		128.3	139.6
Intangible assets and goodwill		674.5	677.3
Investments accounted for using the equity method		0.0	0.0
Other non-current financial assets		9.2	5.1
Non-current asset		860.2	870.5
Inventories	7.1	257.4	299.0
Trade receivable		28.2	25.1
Other current financial assets		17.2	20.1
Other current assets		50.5	51.8
Cash and cash equivalents		35.4	43.0
Current assets		388.6	439.0
Total assets		1,248.9	1,309.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Interim Condensed Consolidated Statements of Financial Position

Equity and liabilities

		As of March 31	As of September 30,
EUR million	Notes	2023	2022
Share capital		46.5	46.5
Capital reserve		1,337.3	1,335.2
Retained earnings		(937.7)	(758.3)
Other reserves		(4.5)	(6.1)
Total Equity		441.6	617.3
Non-current provisions		2.6	2.4
Non-current financial liabilities	7.2	469.5	317.2
Non-current Trade Payables		—	0.6
Other non-current liabilities		11.5	7.9
Deferred tax liabilities		37.0	40.9
Non-current liabilities		520.7	369.1
Current provisions		3.3	1.0
Trade payables		164.3	194.9
Other current financial liabilities		44.8	42.4
Other current liabilities		63.9	75.6
Contract liabilities		10.3	9.3
Current liabilities		286.5	323.1
Total liabilities		807.2	692.2
Total equity and liabilities		1,248.9	1,309.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Interim Condensed Consolidated Statements of Changes in Equity

		Capital Reserves		Other Reserves
EUR million	Share capital	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Group equity
Balance as of Oct. 1, 2022	46.5	1,335.2	—	(4.9)	(1.1)	(758.3)	617.3
Total income/(loss)	—	—	—	—	—	(180.1)	(180.1)
Other comprehensive income/(loss), net of tax	—	—	—	1.2	0.3	—	1.6
Total comprehensive income/(loss)	—	—	—	1.2	0.3	(180.1)	(178.5)
Equity Component Convertible Loan	—	—	2.1	—	—	—	2.1
Equity-settled share-based payment	—	—	—	—	—	0.7	0.7
Balance as of March 31, 2023	46.5	1,335.2	2.1	(3.7)	(0.8)	(937.7)	441.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

				Capital Reserves		Other Reserves
EUR million	Share capital	Share capital-not yet registered (convertible loan)	Share capital- not yet registered (NCI)	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Group equity
Balance as of Oct. 1, 2021	17.6	1.7	2.0	555.3	3.1	0.1	(0.1)	(206.3)	373.4
Total income/(loss)	—	—	—	—	—	—	—	(201.7)	(201.7)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	(2.7)	(0.4)	—	(3.1)
Total comprehensive income/(loss)	—	—	—	—	—	(2.7)	(0.4)	(201.7)	(204.8)
Reclass Share capital and capital reserve	3.6	(1.7)	(2.0)	3.1	(3.1)	—	—	—	—
Equity-settled share-based payment	—	—	—	—	—	—	—	10.0	10.0
Issue of share capital
PIPE Financing	11.6	—	—	391.1	—	—	—	—	402.7
Yucaipa Merger	1.5	—	—	108.6	—	—	—	—	110.1
Issue of ordinary shares related to business combinations	4.0	—	—	287.0	—	—	—	—	291.0
Total issuance of share capital	17.1	—	—	786.7	—	—	—	—	803.8
Recapitalization	8.0	—	—	(8.0)	—	—	—	—	—
Transaction costs of the capital increase after taxes	—	—	—	(10.3)	—	—	—	—	(10.3)
Balance as of March 31, 2022	46.4	—	—	1,326.8	—	(2.5)	(0.6)	(397.9)	972.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

		Six-months ended March 31,
EUR million	Note	2023	2022*
Loss before taxes from continuing operations		(183.5)	(204.4)
Profit/(Loss) before taxes from discontinued operations		0.5	(5.3)
Loss before taxes for the total operations		(183.0)	(209.7)
Adjustments for
Depreciation, amortization and impairment		27.9	21.5
Income from investments accounted for using the equity method		0.8	0.6
Net finance costs	6.5	13.4	(13.4)
Equity-based compensation expense	6.3	3.0	9.1
Other non-cash income and expenses		(1.5)	(0.7)
Listing expenses (IFRS 2 service charge)	6.6	—	121.9
Change in other non-current assets		(0.5)	3.0
Change in other non-current liabilities		4.8	5.6
Change in:
Inventories		39.7	(44.7)
Trade receivables		(3.2)	3.3
Other current financial assets		3.4	5.6
Other current assets		1.2	(5.3)
Current provisions		2.3	(2.2)
Trade payables		(30.6)	0.6
Other current financial liabilities		(1.7)	—
Other current liabilities		(12.7)	(44.3)
Contract liabilities		1.1	(0.9)
Cash flow used in continuing operating activities		(136.2)	(144.7)
Cash flow used in discontinued operating activities, net		1.1	(3.3)
Net cash flow used in operating activities		(135.1)	(148.0)
Purchase of intangible assets and property, plant and equipment		(16.7)	(20.4)
Acquisition of subsidiaries, net of cash acquired		—	(169.9)
Cash flow used in continuing investing activities		(16.7)	(190.2)
Cash flow used in discontinued investing activities, net		—	(0.3)
Net cash flow used in investing activities		(16.7)	(190.6)
Proceeds from capital contributions	8	—	402.7
Transaction costs related to the Company Listing	8	—	(10.3)
Proceeds from the issue of convertible loans	7.2	100.0	—
Proceeds from financial liabilities from related parties	7.2	62.0	—
Proceeds of financial liabilities from financial institutions		0.4	26.1
Repayment of financial liabilities to financial institutions		(0.8)	(77.5)
Acquisition of non-controlling interests		(1.2)	—
Proceeds from the recapitalization	3	—	23.6
Repayment of other loans		—	(0.7)
Payments for lease liabilities		(8.4)	(6.2)
Interest paid		(6.9)	(1.2)
Cash flow from continuing financing activities		145.1	356.6

Cash flow used in discontinued financing activities, net	(0.4)	(0.2)
Net cash flow from financing activities	144.6	356.4
Effect of exchange rate changes on cash and cash equivalents	(0.4)	0.0
Change in cash and cash equivalents	(7.5)	17.8
Cash and cash equivalents as of October 1	43.0	50.7
Cash and cash equivalents as of March 31	35.4	68.6

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 11- Discontinued operations.

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. General information
SIGNA Sports United Group (hereinafter also referred to as “the Company” or “the Group”), comprises the parent company SIGNA Sports United N.V. (“SSU N.V.”), Berlin, Germany, and its direct and indirect subsidiaries. The Company is registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 82838194 with its registered office in Berlin. The address of the registered office of the Company is Kantstraße 164, Upper West, 10623 Berlin, Germany. SIGNA Sports United Group is a leading e-commerce platform for various sporting goods brands in continental Europe. Its business activities focus on the Tennis, Bike, Outdoor and Teamsport sectors. The Group markets its products mainly via various online platforms as well as through individual physical stores where customers are offered various sports and lifestyle products.
Prior to December 14, 2021, SIGNA Sports United N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by SIGNA Sports United GmbH. Therefore, the comparable consolidated financial statements represent the consolidated financial statements of Signa Sports United GmbH (“SSU GmbH”) for all periods prior to December 14, 2021. For further details, see Note 3.

2. Basis of preparation and general principles

These unaudited interim condensed consolidated financial statements of the SIGNA Sports United Group have been prepared as of and for the six-months period ended March 31, 2023 and 2022.
The unaudited interim condensed consolidated financial statements are presented in euros which is the Group’s functional currency. Unless indicated otherwise, the amounts are presented in millions of euros (EUR million). Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.

The unaudited interim condensed consolidated financial statements comprise interim condensed consolidated statements of loss and other comprehensive loss, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for the six-months period ended March 31, 2023 and 2022. Also included are interim condensed consolidated statements of financial position as of March 31, 2023 and September 30, 2022.

These unaudited interim condensed financial statements have been prepared in accordance with International Accounting Standard IAS 34– “Interim Financial Reporting”. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS standards and should be read in conjunction with the Group’s latest annual consolidated financial statements as of and for the year ended September 30, 2022. Selected information has been included to explain significant changes in the reporting period since the last annual financial statements and disclosures explicitly required by IAS 34. For further information on the scope of consolidation, including the six-months period ended March 31, 2023, refer to the consolidated financial statements of SIGNA Sports United GmbH as of and for the financial year ended September 30, 2022. Additionally, see note 8 “Business combinations” for further information in regard to the acquisitions of Tennis-Express LP, Houston, Texas/USA (“Tennis-Express”) and Mapil TopCo Limited, Portsmouth/UK (“Wiggle” or “the Wiggle Group”) within the previous financial year.
The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business.
The unaudited interim condensed consolidated financial statements were authorized by the management of SIGNA Sports United N.V. on June 28, 2023.
2.1 Going concern
As an emerging growth online sports retail company, the Company is still in progress towards reaching break-even in its business. The Company is subject to a number of risks similar to those of other emerging growth online sports retail companies. These risks include, among other things, the failure to maintain or grow the Company’s revenue or business, the risks associated with expanding into new geographic markets and negative developments in global and local economic conditions within the Company’s markets as well as the capital markets. The Company´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to fund the Company’s net working capital requirements, meet debt service requirements, and continue to expand the business through merger and acquisition activities until the Company can generate sufficient revenues to support its operating cash requirements.

The Company has incurred operating losses since its inception. For the six-months period ended March 31, 2023, the Company incurred a net loss of €180.1 million of which €169.3 million are related to operating losses from continuing operations, resulting in an operating cash outflow of €136.2 million. As of March 31, 2023, the Company had generated an accumulated deficit of €937.7 million, had an equity position of €441.6 million, short term debt obligations of €4.7 million, and financial covenants related to maintaining available liquidity covenant at €30.0 million for each reporting period after March 31, 2023. Considering cash and cash equivalents as of March 31, 2023 of €35.4 million with short term debt obligations of €4.7 million and a covenant related to available liquidity, the Company has prepared cash flow forecasts and considered the cash flow requirement for the Company, principally focused on the twelve month period from the date of the approval of the unaudited interim condensed consolidated financial statements.

As at March 31, 2023, the Company had Cash and cash equivalents of €35.4 million and debt obligations of €107.7 million of which €4.7 million is due within the next 12 months and €102.9 million within the next 18 months. In addition, the Company is subject to a covenant which requires the Company to maintain available monthly liquidity of more than €30.0 million and net leverage ratio and consolidated adjusted EBITDA covenants which have been waived until September 2024. The Company has prepared cash flow forecasts and considered the cash flow requirement for the Company, principally focused on the twelve-month period from the date of the approval of the unaudited interim condensed consolidated financial statements.

As described in Note 7, on February 6, 2023, the Company received the SIGNA Holding Equity Commitment Letter from SIGNA Holding providing the Company with the right to issue and sell (put right) additional convertible bonds (“Additional Convertible Bonds”) to our affiliate SIGNA Holding, at the same terms and conditions as the ‘Initial Convertible Bonds’ (as defined in Note 7) for an aggregate additional principal amount of €130.0 million. Simultaneously we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The SIGNA Holding RCF I Amendment will be used to provide bridge financing to the Group in the amount of up to €50.0 million until the respective tranches of Additional Convertible Bonds have been issued and settled.

In addition, on June 26, 2023, the Group received a hard financing commitment from SIGNA Holding. Such financing commitment provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds issued on October 4, 2022, and the Additional Convertible Bonds issued on April 20, 2023 and June 27, 2023, respectively, in one or more tranches from October 1, 2023 until and including September 30, 2025 for an aggregate additional principal amount of €150.0 million. The additional hard financing commitment from SIGNA Holding was required to address the Company’s anticipated precarious liquidity situation in the Company’s fiscal year beginning October 1, 2023 and to partially fund the Company’s liquidity needs until September 2025.

Despite the additional hard financing commitment of €150 million from SIGNA Holding, the Company requires additional funding during the course of the next 12 months from the date of the approval of the unaudited interim condensed consolidated financial statements if it is unable to extend the maturity date of its € 100 million LBBW revolving credit facility which will become due in May 2024 to May 2025. Notwithstanding the hard financing commitments obtained from SIGNA Holding, the Company is working to extend the terms or refinance its revolving credit facility of € 100 million which falls due in May 2024. As a result of the situation described above, there is a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern as at the date of the approval of the unaudited interim condensed consolidated financial statements. If adequate funds are not available on a timely or reasonable basis or the company is unsuccessful in extending the loan repayment terms of loans maturing within 12 months from the date of the approval of the unaudited interim condensed consolidated financial statements, the Company’s current cash and cash equivalents will not be sufficient to fund its operations and therefore it may be unable to realize its assets and discharge its liabilities in its normal course of business.

Moving forward, the Company intends to implement measures aimed at managing personnel and infrastructure costs, focus on inventory management, take advantage of procurement and other synergies from mergers in the past year and where possible, operate at a lower spending level by deferring specific logistics and IT projects as well as delaying any merger and acquisition plans. Furthermore, the Company plans to raise funds through further equity offerings, debt, or debt to equity financings as well as possibly dispositions. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, or obtaining the necessary funding in a timely manner or on acceptable terms.

The accompanying unaudited interim condensed consolidated financial statements for the six-months period ended March 31, 2023 have therefore been prepared on a going concern basis contingent upon the successful implementation of the plans described above. This contemplates the Company will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, was the Company unable to continue as a going concern.
2.2 Russia-Ukraine War
With Russia's invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices and increased raw materials costs.
So far, the Russia-Ukraine war has not had a material impact on the Company’s supply chain as it does not have any supply relationships with companies in this region. Nevertheless, the war has indirectly contributed to widespread macro-economic uncertainty around the world, and especially in Europe where high inflationary pressures coupled with an energy crisis has resulted in rising energy prices for both companies and private households, increased cost of production and increased cost of materials. Consequently, this resulted in a deterioration of consumer sentiment and spending which impacted our revenue, cost of materials and adjusted EBITDA during the period.
The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have further adverse impacts on the Group and its supply chain, future sales as well as the Group’s assets.

3. DE-SPAC

On June 10, 2021, Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sport United GmbH (“SSU GmbH”), SIGNA Sport United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”) Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH entered into a Business Combination Agreement, contemplating several transactions, and in connection with which, Yucaipa would be merged with and into Merger Sub, with Merger Sub as the surviving company, SIGNA Sport United N.V. would be the ultimate parent company of SSU GmbH and SSU GmbH would consummate the acquisition of Mapil TopCo Limited (“Wiggle Group”) (altogether: “Business Combination”).
SSU N.V. was incorporated for the purpose of holding Merger Sub, SSU GmbH and Wiggle Group following the consummation of the Business Combination which occurred on December 14, 2021. Ordinary shares and warrants issued by SSU N.V. are listed on the New York Stock Exchange.
The merger of Yucaipa constituted a transaction by SSU N.V., which is accounted for within the scope of IFRS 2 as a “reverse recapitalization”.
As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of SSU N.V. and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of SSU N.V. In exchange, SSU N.V. received the net assets held by Yucaipa, which had a fair value of €7.3 million upon closing of the transaction on December 14, 2021. The net assets included €23.6 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of €5.7 million and €10.6 million deferred underwriting commissions. Upon closing of the Yucaipa Merger, Yucaipa Warrants were converted into SSU Warrants.
In accordance with IFRS 2, the difference between the fair value of the net assets contributed by Yucaipa and the fair value of equity instruments provided to former Yucaipa shareholders is treated as an expense, resulting in an €121.9 million share listing expense classified within the other operating expenses (see Note 6.5 and 6.6). The 17,433,333 SSU Warrants give the holder the right, but not the obligation, to subscribe to SSU N.V.'s shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Due to an option of cashless exercise of the SSU Warrants, which gives SSU N.V. a choice over how the warrant is settled with a settlement alternative, that results in SSU N.V. delivering a variable number of shares. Therefore, the SSU Warrants are accounted for as financial liabilities through profit and loss.
SSU N.V. raised an additional €402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH and Yucaipa as well as new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €11.6 million and €391.1 million to share capital and capital reserve, respectively.
Both the Yucaipa Merger and PIPE Financing closed as of December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation on the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of €5.9 million, which it netted against the equity proceeds as a reduction in capital reserve.
SSU N.V. also amended existing share-based compensation agreements held by employees of SSU GmbH prior to the Yucaipa Merger, in addition to making additional cash and share-based payments to key management personnel (see Note 6.3).

4. Effects of new IFRS applicable for the first time and in future periods
Standards applied for the first time in the current financial statements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended September 30, 2022, except for the adoption of new standards effective as of 1 January 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Group.

IFRS 17 Insurance Contracts- In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts that was issued in 2005. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

The IASB and the IFRS Interpretations Committee have issued amendments to IAS 1, IAS 8, and IAS 12, whose application was mandatory for financial years beginning on or after January 1, 2023, but which did not have any material effects on the unaudited interim condensed consolidated financial statements. For further information please refer to the consolidated financial statements of SSU GmbH as of and for the financial year ended September 30, 2022.

5. Summary of significant accounting judgements, estimates, and significant accounting policies
No significant changes in accounting estimates, management judgements and assumptions have occurred compared to the significant accounting judgements, estimates and assumptions discussed in the consolidated financial statements as of and for the financial year ended September 30, 2022.

Unless stated otherwise the unaudited interim condensed consolidated financial are presented on a basis consistent with the accounting policies and specific considerations set out in the consolidated financial statements for the Group as of and for the year ended September

30, 2022 and should be read in conjunction with these, as the unaudited interim condensed consolidated financial statements are an update of that information considering significant changes in the reporting period and disclosures explicitly required by IAS 34.

Income taxes

In interim periods for the six-months period ended March 31, 2023, and March 31, 2022, current and deferred taxes are determined based on the domestic tax rates and tax legislation of the Group’s components, which are enacted or substantively enacted at the reporting date.

Deferred taxes also include the recognition of assets for reductions in tax resulting in subsequent years from the expected use of existing unused tax losses (or similar items), as far as the realization can be expected with a sufficient degree of certainty.
The Group’s consolidated effective tax rate for the six-months period ended March 31, 2023, was 1.6% (six-months period ended March 31, 2022: 3.9%). The effective tax rate is affected by a lower recognition of deferred tax assets due to decreased trade and corporate tax loss carryforwards.

6. Notes to the Consolidated statements of Loss and Other Comprehensive Loss

6.1. Revenue

	Six-months ended March 31,
EUR million	2023	2022*
Revenue from the sale of merchandise	437.7	445.8
Revenue from the sale of services	3.7	3.3
Total	441.4	449.1
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.

Revenue in the prior six-months period ended March 31, 2022 includes 3 months of revenues from Wiggle and Tennis Express which were acquired on December 14, 2021, and January 1, 2022, respectively. Effects from seasonality have an impact on reported revenues, given that, in particular, bike and outdoor as well as tennis activities have their high season in spring and summer. As a result, the SIGNA Sports United Group generates a high proportion of its revenues and operating income during the third and fourth quarters of their financial year. Additionally, weather conditions during this time of the year have an impact on the business and sports events can have a particular effect on revenues. For instance, the success of major sport stars and teams can boost sales. Furthermore, overall inflation and changes in macroeconomic conditions can impact consumer spending.
Information on major customer
No individual customer exceeded 10% of the revenues of SIGNA Sports United Group in the six-months period ending on March 31, 2023, and 2022. The following table shows the geographical breakdown of external revenues:

EUR million	Tennis	Bike & Outdoor	Teamsport	Revenue for the six-months period ended March 31, 2023
Germany	26.9	66.6	13.4	106.9
Switzerland	3.8	24.5	3.4	31.6
United Kingdom	3.4	82.0	—	85.4
Austria	5.2	6.5	0.3	12.0
France	13.9	26.6	1.3	41.8
United States of America	48.1	7.1	—	55.2
Rest of the world	26.3	80.1	2.0	108.5
Total	127.7	293.4	20.4	441.4

EUR million	Tennis	Bike & Outdoor	Teamsport	Revenue for the six-months period ended March 31, 2022*
Germany	27.2	77.5	16.1	120.8
Switzerland	3.4	28.5	2.8	34.8
United Kingdom	4.1	59.3	—	63.4
Austria	5.0	9.0	—	13.9
France	14.5	41.2	1.0	56.8
United States of America	30.9	4.2	—	35.1
Rest of the word	22.1	99.3	2.9	124.4
Total	107.3	319.0	22.8	449.1
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.
6.2. Cost of material
The increase in the cost of materials is primarily due to the acquisitions of Wiggle Group and Tennis-Express in the second quarter of the previous financial year. In addition the Group initiated in the second quarter of the financial year a reshaping of the inventory portfolio resulting in additional costs being recognised in relation to stock cleared during the period of €20.8 million.
6.3. Personnel expenses and share-based compensation

	Six-months ended March 31,
EUR million	2023	2022*
Wages and salaries	(65.3)	(52.0)
Social contribution	(11.4)	(10.3)
Other personnel expenses	(9.9)	(14.0)
Total	(86.6)	(76.2)
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.

The increase in wages and salaries is primarily due to the acquisitions of Wiggle Group and Tennis-Express in the second quarter of the previous financial year.Other personnel expenses include €3.02 million share-based compensation expenses primarily relating to the new LTI Plans (see note below “Long-Term Incentive Plan”) which were introduced during the six-months period ended on March 31, 2023. In the prior financial year, personnel expenses included €9.06 million share-based compensation expenses which were mainly attributable to key management personnel as part of the Yucaipa Merger (see Note 6.6), resulting in an over all decrease in other personnel expenses as compared to the previous half-year.

Long-Term Incentive Plan (LTI Plan)

The board of directors of SIGNA Sports United N.V. can grant awards under the Long-Term Incentive Plan (“LTI Plan”) to eligible employees. The awards can be in the form of e.g., stock options or restricted stock units (“RSUs”). Stock options give the right to purchase ordinary shares at an agreed exercise price and within an agreed exercise period. RSUs give the right to receive ordinary shares on the exercise date.

On December 31, 2022, the board of directors offered to eligible employees the participation in the LTI Plan for the financial years ending September 30, 2022 (“FY 21/22”) and September 30, 2023 (“FY 22/23”). The employees could choose one of two options until January 31, 2023:

•Option 1 – participation in the Equity Plan
•Option 2 – participation in the Cash Plan

The choice could only be made uniformly for the FY 21/22 and FY 22/23, i.e., there was no possibility to choose Option 1 for the FY 21/22 and Option 2 for the FY 22/23.

The LTI Plan for the FY 21/22 and the FY 22/23 have, however, not yet become legally effective. The acceptance of the terms and conditions by the employees is still outstanding. Thus, a grant date in the meaning of IFRS 2 did not yet occur. But the employees have already begun rendering services in respect of the LTI Plan. Since IFRS 2 requires to recognize the services when received, a provisional fair value was measured as of March 31, 2023. Once the grant date has been established, the fair value will be revised.

For the LTI Plan 21/22 an expense of €1.7 million was recognized against equity and an expense of €0.7 million against liability for the financial half year ending March 31, 2023. The liability recognized at March 31, 2023 amounts to €0.7 million.
For the LTI Plan 22/23 an expense of €1.1 million was recognized against equity for the financial half year ending March 31, 2023.

Equity Plan

Under the Equity Plan, an individual grant value is defined for each employee. The grant value is converted into a number of stock options and / or RSUs. Tier 1 employees receive 60 % of the grant value in stock options and 40 % in RSUs. Tier 2 employees receive 100 % of the grant value in RSUs.

For the FY 21/22 the stock options and RSUs vest in three installments on each of the two-, three- and four-year anniversaries of December 15, 2021 as follows: 50 % on December 15, 2023, 25 % on December 15, 2024 and 25 % on December 15, 2025 subject to continuous service. The stock options become exercisable after vesting and have an exercise price of $10.00. They expire on the ten-year anniversary of September 16, 2022. The RSUs are exercised automatically within 60 days after vesting. In case of a good leaver event before December 15, 2023, 25 % of the grant value is paid in cash. A voluntary termination of employment by the employee is considered a good leaver event.

For the FY 22/23 the stock options and RSUs vest in four equal installments on each of the one-, two-, three- and four-year anniversaries of November 15, 2022 subject to continuous service. The exact conditions for the exercise of the stock options and RSUs are yet to be decided by the board of directors.

The Equity Plan is accounted as an equity-settled share-based payment except for the first 25 % of the grant value for the FY 21/22. Since the first 25 % of the grant value for the FY 21/22 will be paid in cash in case of a good leaver event before December 15, 2023, it is accounted as a combined financial instrument.

The number of stock options that will be granted for the FY 21/22 is estimated to be 183,687 with a total fair value of €0.2 million. The fair value has been measured using a Monte-Carlo model with the following assumptions.

31 March, 2023
Expected maturity	9.5 years
Share price	$4.62
Risk-free rate	3.48%
Exercise price	$10.00
Volatility	37.90%
Dividend yield	—%
Fair value	$1.01

The volatility was determined as the historical volatility of a peer group. The earliest exercise is assumed when the last installment has been vested, i.e., December 15, 2025. A minimum threshold for the share price of $12.00 at the time of exercise was assumed that decreases linearly until the expiration of the stock options.

The number of RSUs that will be granted for the FY 21/22 is estimated to be 159,840 with a total fair value of €0.7 million. The fair value has been measured as the share price of $4.62 at March 31, 2023.

The first 25 % of the grant value for the FY 21/22 that is accounted for as a combined financial instrument as the settlement choice is made by the employee and is fully vested at March 31, 2023. Therefore, a liability was recognized in the full amount.

For the FY 22/23 the number of stock options and RSUs is not yet determined. They are therefore measured at the amount of the grant value which is estimated to be in total €1.7 million.

Cash Plan

Under the Cash Plan, an individual grant value is defined for each employee. The grant value will be paid in cash. However, the board of directors of SIGNA Sports United N.V. have the choice to settle the grant value in ordinary shares if – at the time of settlement – the shares have been traded at a trading volume that will expectedly allow the employees to readily sell the relevant number of shares in the open market.

For the FY 21/22 the grant value vests in four equal installments on each of the one-, two-, three- and four-year anniversaries of December 15, 2021 subject to continuous service. The cash payment for all installments becomes due and payable on December 15, 2025. In case of a good leaver event, the cash payment for the vested part of the grant value is made when the leaver event occurs.
For the FY 22/23 the grant value vests in four equal installments on each of the one-, two-, three- and four-year anniversaries of November 15, 2022 subject to continuous service. The cash payment for all installments becomes due and payable on November 15, 2026. In case of a good leaver event, the cash payment for the vested part of the grant value is made when the leaver event occurs.

The Cash Plan is accounted as an equity-settled share-based payment because the board of directors has a settlement choice, and no present obligation to settle in cash exists at the reporting date March 31, 2023.

The total grant value for the FY 21/22 amounts to €4.1 million, and for the FY 22/23 it is estimated to be €4.6 million.
6.4. Other operating expenses

	Six-months ended March 31,
EUR million	2023	2022*
Expenses for logistics and packaging	(57.2)	(51.3)
Marketing expenses	(33.3)	(37.9)
Expenses for warehousing, rents and similar expenses	(5.4)	(5.5)
Charges for payment services	(8.7)	(7.6)
Legal and consulting fees	(23.0)	(38.9)
IT expense	(11.9)	(10.3)
Administrative expenses	(7.7)	(5.0)
Temporary workers and other personnel related expenses	(4.6)	(5.9)
ECL allowance	(1.7)	0.0
Share listing expense (IFRS 2)	—	(121.9)
Other	(3.2)	(2.9)
Total	(156.6)	(287.2)

There were no share listing expense incurred in the current year. In the previous year, share listing expense of €121.9 million was incurred in relation to the Yucaipa Merger (See Note 6.6). Similarly, legal and consulting fees decreased from the prior year due to one time expenses which includes accounting, consulting, IPO readiness audits and legal fees associated with the Yucaipa Merger (See Note 6.6).

6.5. Finance income and cost

	Six-months ended March 31,
EUR million	2023	2022*
Finance income
Interest income	0.2	5.1
Other financial income	6.6	12.0
Total	6.8	17.0

Finance cost
Interest expense for financial liabilities carried at amortized cost	(11.5)	(1.9)
Other financial expenses	(6.9)	(1.2)
Interest expense for lease liabilities (IFRS 16)	(1.7)	(0.5)
Total	(20.2)	(3.6)
Net finance income (costs)	(13.4)	13.4
For the six-months period ended March 31, 2023 the other financial income includes €1.6 million (2022: €11.0 million) due to the revaluation of the warrants (see Note 6.6) as well as €3.9 million (2022: €3.9 million) due to the revaluation of the put option liabilities for Tennis Express and Midwest Sports.

For the six-months period ended March 31, 2023 the interest expense for financial liabilities carried at amortized cost includes interest of €6.4 million (2022: nil) on the Convertible Bonds issued to our affiliate SIGNA Holding (see Note 7.1), €2.8 million (2022: €1.5 million) on the LBBW RCF and €2.0 million (2022: nil) on the SIGNA Holding Loan (see Note 7.1). Other financial expenses include currency losses of €6.5 million (2022: €0.8 million) mainly resulting from intercompany balances denominated in a currency other than the functional currency of the intercompany.
6.6. Share listing expense and change in fair value of warrant liabilities
As described in Note 3, the Yucaipa Merger led to a Share listing expense. SSU N.V. issued shares with a fair value of €110.1 million to Yucaipa shareholders, comprised of the fair value of SSU N.V. shares, that were issued to Yucaipa shareholders of €8.75 per share (Yucaipa’s closing price as of December 14, 2021). In exchange, SSU N.V received the identifiable net assets held by Yucaipa, which had a fair value upon closing of €7.3 million, comprising of investments held in Yucaipa’s trust account partly offset by current liabilities by

Yucaipa, deferred underwriting commissions and financial liabilities in the amount of €19.0 million accounted for the 17,433,333 Yucaipa Warrants considering a fair value of the warrants of €1.09 per warrant (price of Yucaipa Warrants at Closing of the Yucaipa Merger in EUR; closing price in USD as the denominated currency was USD 1.24). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Yucaipa Merger, in the amount of €121.9 million, is recognized as Share listing expense in other operating expenses within the Consolidated Statement of Profit or Loss. Details of the calculation of the Share listing expense are as follows:

EUR million, except per share data
Shares to be issued by TopCo to Yucaipa	A	12.6
Yucaipa's closing price per share as of December 14, 2021	B	8.8
Fair value of shares deemed issued (A x B)	C	110.1
Yucaipa's net assets	D	7.3
Fair value of the deemed issued Warrants	E	19.0
Excess of Fair value of shares over Yucaipa's net assets acquired incl. Warrants (C - D + E)	F	121.9

Upon closing of the Yucaipa Merger, Yucaipa Warrants were converted into SSU Warrants. The financial liability for the SSU Warrants is accounted for at fair value through profit and loss. The financial liability of the warrants are contained within the non-current financial liabilities line item in the statement of financial position and amounts to €2.2 million as at March 31, 2023 and €3.8 as at September 30, 2023. The fair value of warrants decreased from €0.22 per warrant as of September 30, 2022 to €0.13 per warrant as of March 31, 2023. The result is a decrease in fair value of warrant liabilities of €1.6 million for the period (2022: an increase in the fair value of the warrant liabilities of €8.0 million).

6.7. Earnings per share (“EPS”)
Basic earnings/(loss) per share has been calculated by dividing the profit/(loss) for the year from continuing operations attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period.
Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable in relation to the Earn-out agreement entered into with SISH and Yucaipa and upon the assumed exercise of share options as well as the already granted but not yet vested employee shares as part of the one-time IPO bonus and the key management personnel LTI Plan, as well as the conversion option for the convertible loan.

The calculation of earnings/(loss) per share is as follows:

	Six-months ended March 31,
	2023	2022*
Earnings
Earnings for the purposes of basic earnings per share being net profit attributable equity holders of the parent entity from continuing operations in EUR millions	(180.5)	(196.4)
Number of shares in millions
Weighted average number of ordinary shares for the purposes of basic earnings per share	338.6	204.5
Basic and diluted loss per share from continuing operations in EUR	(0.5)	(1.0)
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.
The increase in the weighted average number of ordinary shares is attributable to the additional shares issued in connection with the Wiggle acquisition, the employee bonus program, the employee shares IPO, the SSU management IPO bonus, the Wiggle management exit bonus, the CEO stock options and the key employee LTI RSUs and stock options.
Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Six-months ended March 31,
in millions of shares	2023	2022
Earn-out shares	51.0	51.0
Employee options	0.6	1.3
Key employee LTI RSUs and options	0.3	—
Board LTI RSUs	0.3	1.8
Convertible loan	10.2	—
For the 0.3 million key employee LTI RSUs and options, the 0.3 million Board LTI RSUs and the 10.2 million convertible loan conversion the vesting conditions are not met as of March 31, 2023.

7. Notes to the Consolidated Statements of Financial Position

7.1. Inventories

	March 31, 2023
EUR million	2023	2022
Raw materials and supplies	0.2	0.4
Merchandise	247.9	291.8
Right of return assets	9.3	6.7
Total	257.4	299.0
Merchandise mainly consists of Bike & Outdoor and Tennis products.

In the six-months period ended March 31, 2023, inventories of €347.5 million (2022: €286.1 million) were recognized as an expense during the year and included in ‘cost of material’. Included in cost of material is a one time write-down of inventories to net realizable value amounted to €20.8 million (2022: nil) due to initiatives introduced focusing on product and portfolio realignment. These were recognized as an expense and included in cost of material in the consolidated statements of profit or loss.

7.2. Non-current financial liabilities

On May 5, 2021, the Group entered into a long-term syndicated financing to further strengthen the Group’s development and growth potential. The financing includes a revolving facility with a maximum amount of €100.0 million. As of March 31, 2023, the Group utilized €100.0 million from the facility. Due to a formal covenant breach during the second quarter of the prior financial year an amendment agreement was entered on May 30, 2022, and the formal covenant breach was cured. On January 26, 2023, we received additional waivers from the lenders under the LBBW Revolving Credit Facilities (RCF) waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30.0 million for each testing date after March 31, 2023.

On May 3, 2022, and July 25, 2022, the Group entered into two long-term financing agreements with SIGNA Holding GmbH in the form of two Revolving Credit Agreements (RCF 1 and RCF 2) in the amount of €50.0 million each. As of March 31, 2023, an aggregate of €100.5 million (as of September 30, 2022, €80.0) have been drawn from both RCF 1 and RCF 2 combined.

On September 28, 2022, the Company entered into the Subscription Agreement with our affiliate SIGNA Holding to issue €100.0 million aggregate principal amount of initial convertible bonds (the “Initial Convertible Bonds”) to SIGNA Holding with a closing date on October 4, 2022. The Initial Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of €1.0 million each. The Initial Convertible Bonds bear Quarterly Interest as well as Paid In Kind (PIK) Interest. Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026 and October 4, 2027 respectively). PIK Interest accrues from October 4, 2022 at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026 and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date.

Bondholders may convert the Initial Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of €0.12 each. The initial conversion price for the Initial Convertible Bonds is €10.3686 (Initial Convertible Bonds). Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the convertible bond issuance and until and including Sept. 30, 2023 in one or more tranches with minimum denominations of €1.0 million (Upsize option). In December 2022 the Initial Convertible Bonds were sold and transferred to the Company’s affiliate SIGNA European Invest Holding AG, another affiliate of SISH.

On February 6, 2023, the Company received a financing commitment (the “SIGNA Holding Equity Commitment Letter”) from SIGNA Holding. The commitment provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to our affiliate

SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding. As of March 31, 2023, €42.0 million of the bridge financing have been drawn. (Refer to Note 2.1 Going concern).

Liabilities to financial institutions mainly consist of borrowings by certain entities of the Group under lines of credit with clearing banks. The average interest rate on the borrowings at Sept. 30, 2023 was 8.4% (2022: 3.4%). Liabilities to financial institutions are secured by inventories.

8. Business combinations

There were no business combinations entered into in the six-months period ended March 31, 2023.

The following strategic business combinations were made to form the SIGNA Sports United Business in the six-months period ended March 31, 2022:

Acquisition of Wiggle Group
On December 14, 2021, SSU GmbH completed the acquisition of 100% of the issued shares in Wiggle Group, a UK headquartered online cycling and multisport specialist, for a total consideration of €510.8 million. The strategic investment is intended to strengthen the Company’s activities in the Bike & Outdoor business segment and to extend the Company’s internationalization strategy. The operating results and assets and liabilities of the acquired company are consolidated from December 14, 2021. Acquisition-related costs in the amount of €0.2 million were reported within other operating expenses.

Details of the consideration transferred on acquisition date:

EUR million
Cash Consideration	236.0
Equity Consideration	274.8
Total consideration	510.8
The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	9.5
Right-of-use-assets	24.8
Identifiable intangible assets	202.0
Inventories	78.0
Trade receivables	0.7
Other current financial asset	2.4
Other current assets	11.2
Cash and cash equivalents	45.8
Non-current provisions	(3.1)
Non-current financial liabilities	(98.0)
Deferred tax liabilities	(28.5)
Trade payables	(41.2)
Other current financial liabilities	(2.0)
Other current liabilities	(69.6)
Contract liabilities	(1.7)
Total identifiable net assets acquired	130.3
Consideration transferred	510.8
Goodwill	380.4

The goodwill is attributable mainly to the synergies expected to be achieved from integrating the Wiggle Group into the Group’s existing bike and outdoor business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. Therefore, an amount of €61.2 million of the originally recognized Goodwill of €380.4 million was allocated to the group of CGUs Internetstores. Subsequently, an impairment loss which was fully allocated to goodwill of €243.7 million was recognized during the financial year ended September 30, 2022. None of the goodwill recognized is expected to be deductible for tax purposes.
The fair value of the trademarks was determined using the relief from royalty method. The fair value allocated to customer relationships was determined using the “Multi-Period Excess Earnings Method”.
From the acquisition date on December 14, 2021 to March 31, 2022, the Wiggle Group contributed revenue of €80.0 million and loss of €7.2 million to the Group’s results for the six-months period ended March 31, 2022. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been €152.6 million and €59.5 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.
Acquisition of Tennis Express
On January 1, 2022, the Company acquired 66.66 % of the issued shares in Tennis Express, a full-service tennis specialty retailer based in Houston, Texas. The strategic investment is intended to strengthen the activities in the Tennis business segment and to extend the Group internationalization strategy. The purchase price paid in cash amounted to €3.6 million and also consists of equity instruments in the amount of €16.9 million. At the time of the acquisition, the Company and the non-controlling shareholders entered into a nearly symmetrical put call options that are classified as a synthetic forward transaction. Under these options, the Group is obligated to acquire the remaining 33.34% of non-controlling interests for a contractually agreed consideration no later than the expiry of the options on February 29, 2024. The expected payment resulting from the put option liability at the acquisition date is €12.9 million. The Group has applied the anticipated acquisition method, whereby the put option liability is viewed as part of the consideration transferred and no non-controlling interest is recognized. Acquisition-related costs in the amount of €0.1 million were reported within other operating expenses.
The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	0.1
Right-of-use-assets	0.2
Identifiable intangible assets	7.1
Inventories	9.1
Trade receivables	0.1
Other current assets	1.4
Cash and cash equivalents	0.6
Deferred tax liabilities	(1.8)
Tax liabilities	(1.1)
Trade payables	(3.2)
Other current liabilities	(2.6)
Total identifiable net assets acquired	9.9
Consideration transferred	31.3
Goodwill	21.4
The goodwill is attributable mainly to the synergies expected to be achieved from integrating Tennis Express into the Group’s existing tennis business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. Therefore, the recognized Goodwill of €21.4 million was fully allocated to the group of CGUs Tennis US. None of the goodwill recognized is expected to be deductible for tax purposes.
From the acquisition date on January 1, 2022, to March 31, 2022, Tennis Express contributed revenue of €44.5 million and loss of €6.8 million to the Group’s results for the six-months ended March 31, 2022. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been €26.6 million and €1.8 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.

9. Financial risk management

The following section provides additional information on the significance of financial instruments and on individual items of the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income with respect to financial instruments.
The following table shows the reconciliation of the consolidated statements of financial position items to the relevant classes of financial instruments as of March 31, 2023 and 2022, broken down by the carrying amount and fair value of the financial instruments and the allocation of the consolidated statements of financial position items to the measurement categories.

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of March 31, 2023	Fair value hierarchy	Fair value
Financial asset
Other non-current financial assets	AC	9.2	2	9.2
Trade receivables	AC	28.2	n/a	28.2
Other current financial assets		17.2	n/a	17.2
of which from the positive fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	0.1	2	0.1
of which from financial assets	AC	17.0	n/a	17.0
Cash and cash equivalents	AC	35.4	n/a	35.4
Financial liabilities
Non-current financial liabilities		469.5		252.5
of which to financial institutions	AC	102.9	2	101.4
of which other loans	AC	0.9	2	0.9
of which from lease liabilities	n/a	113.7	n/a	n/a
of which with related companies and persons	AC	142.0	2	147.9
of which convertible liabilities	AC	107.8	2	105.8
of which warrants	FVPL	2.2	1	2.2
Trade payables	AC	164.3	n/a	164.3

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of March 31, 2023	Fair value hierarchy		Fair value
Other current financial liabilities		44.8			44.8
of which to financial institutions	AC	4.7	n/a	n	4.7
of which from lease liabilities	n/a	21.1	n/a		n/a
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	1.5	2		1.5
of which from other financial liabilities	AC	17.5	n/a		17.5

The fair values were determined on the basis of the market conditions prevailing at the end of the reporting period and the valuation techniques described. The fair values correspond to the prices that would be obtained for the sale of an asset or for the transfer of a liability between market participants in an arm’s length transaction. There were no material changes in the valuation methods applied compared to the previous year.
Cash and cash equivalents, trade receivables and payables and other financial assets and liabilities mainly have short-term residual terms. Therefore, the carrying amounts at the end of the reporting periods correspond approximately to the fair values. In addition, an appropriate impairment loss was recognized for trade receivables if there were objective indications of impairment.
The measurement and presentation of the fair values of financial instruments are based on the fair value hierarchy, which reflects the significance of the parameters used for measurement.

There were no reclassifications between Level 1, Level 2 and Level 3 in the six-months period ended March 31, 2023 and 2022.

10. Discontinued operations
In September 2022, management concluded on the discontinuation of its retail business ‘Stylefile’ within Publikat. The decision to discontinue Stylefile was driven mainly by its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs. Consequently, the Company is reporting its Stylefile business line as a discontinued operation.

On November 21, 2022, the Group entered into an ‘Asset Sale and Purchase Agreement - ASPA’ to sell specific assets (mainly inventories, trademarks/domains and customer relationships) from its discontinued Stylefile business. The expected closing date of this agreement is July 31, 2023. For the period from November 1, 2022, until the closing date July 31, 2023, a ‘Transitional Service Agreement - TSA’ has been signed with the purchaser. According to the TSA, Publikat will resume the operations of Stylefile on behalf of the buyer until the transaction is finalized on the expected closing date of July 31, 2023. Accordingly, the Group no longer bears the economic risk or the profits/losses from the sales activities for Stylefile as of November 1, 2022.

All Stylefile related accounts receivable and accounts payable in connection to the TSA are included in the consolidated financial statements as of March 31, 2023.

Discontinued operations are presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income and consolidated statements of cash flows.

	Six-months ended March 31,
EUR million	2023	2022
Results of discontinued operations
Revenue	4.1	32.3
Own work capitalized	—	0.1
Other operating income	1.7	0.1
Cost of material	(1.8)	(18.7)
Personnel expense	(3.5)	(5.3)
Other operating expenses	0.6	(11.7)
Depreciation and amortization	(0.4)	(0.8)
Operating result	0.7	(4.1)
Finance result	(0.3)	(1.2)
Earnings before taxes (EBT)	0.5	(5.3)
Income tax expense/benefit	—	—
Loss for the period attributable to the owners of SIGNA Sports United GmbH	0.5	(5.3)
Loss per share
Basic earnings/(loss) per share	0.0	—

Cash flow from discontinued operations	0.7	(3.8)
Net cash flow from/ (used in) operating activities	1.1	(3.3)
Net cash flow from/ (used in) investing activities	—	(0.3)
Net cash flow from/ (used in) financing activities	(0.4)	(0.2)

11. Segment information

Basis for segmentation

SIGNA Sports United Group operates a variety of e-commerce platforms and offline stores for various brands and offers a broad product portfolio in the sporting goods sector. The Group has the following divisions, which are its operating segments: Tennis EU, Tennis US, Bike & Outdoor, Wiggle Group and Teamsport. The Group decided to discontinue its ‘Stylefile’ business in the previous financial year (see note 10). These divisions offer different products and services and are managed separately because they require different technology and marketing strategies. The Wiggle Group was acquired on December 14, 2021 and added as an operating segment following the business combination in December 2022. Similarly, the Tennis US operating segment was added in the last financial year following the acquisition of Tennis Express and the shift of Midwest Sports from the Tennis EU operating segment to the Tennis US operating segment. (See Note 8. Business combinations).

Segment             Operations

Tennis EU    Retail activities and online business with main brands Tennis-Point and TennisPro; product portfolio comprises tennis supplies which are sold mainly in Europe

Tennis US    Retail activities and online business with main brands Tennis-Point (Midwest Sports) and Tennis Express; product portfolio comprises tennis supplies which are sold mainly in the US

Bike & Outdoor    Retail activities and online business through various brands; product portfolio comprises bikes and related services as well as outdoor products

Wiggle Group    Retail activities and online business through various brands; product portfolio comprises bikes and related services which are sold mainly in the UK

Teamsport    Sale through the online shop OUTFITTER; focus is on offering and selling sports & teamsports wear as well as customizing of merchandise

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM evaluates the financial performance of SIGNA Sports United Group, allocates resources and is involved in strategic and operational decision making on an ongoing basis. The CODM receives and reviews the internal management reporting for each operating segment at least once a month in order to make decisions and allocate resources to the Tennis, Bike & Outdoor, and Teamsport segments.
In accordance with IFRS 8.5, the five operating segments mentioned above are represented as three reportable segments. The reportable segment of “Tennis” includes Tennis EU and Tennis US. The reportable segment of “Bike and Outdoor” is made up of the operating segments relating to the Wiggle Group and Bike & Outdoor. The third reportable segment is “Teamsport”. For the determination of the reportable segments long-term revenue growth, gross profit margin and Segment adjusted EBITDA margin (which is calculated using adjusted EBITDA (as defined below) divided by total revenue) as economic indicators have been assessed.

Segment Adjusted EBITDA
The CODM assesses the performance of the operating segments based on Segment adjusted EBITDA (which is defined as consolidated net income (loss) before interest, income taxes, depreciation and amortization adjusted for impairments and certain other items which management believes do not reflect the core operating performance of the operating segments) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items.

Information on reportable segments

	Six-months ended March 31, 2023
EUR million	Tennis	Bike & Outdoor	Teamsport	Segment total
Revenue	127.7	294.7	22.8	445.2
External revenue	127.7	293.4	20.4	441.4
Intersegment revenue	0.1	1.4	2.4	3.8
Segment Adjusted EBITDA	(8.0)	(65.1)	(3.6)	(76.7)
Segment Assets	234.1	538.7	73.9	846.7
Segment Liabilities	248.8	617.4	151.1	1,017.3

	Six-months ended March 31, 2022*
EUR million	Tennis	Bike & Outdoor	Teamsport	Segment total
Revenue	107.3	319.4	26.0	452.6
External revenue	107.3	319.0	22.8	449.1
Intersegment revenue	—	0.4	3.2	3.5
Segment Adjusted EBITDA	(1.7)	(9.2)	(1.8)	(12.7)
Segment Assets	180.7	908.9	89.1	1,178.7
Segment Liabilities	153.0	868.3	131.7	1,152.9
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.

The following table reconciles the performance indicators presented in the segment information to the consolidated statements of profit or loss and other comprehensive Income of SIGNA Sports United Group.

	Six-months ended March 31,
EUR million	2023	2022*
Segment Adjusted EBITDA total	(76.7)	(12.7)
Unallocated corporate costs (1)	(20.2)	(13.1)
Acquisition related charges (2)	—	(0.7)
Reorganization and restructuring costs (3)	(30.0)	(126.9)
Consulting fees (4)	(13.2)	(31.3)
Share-based compensation (5)	(3.2)	(9.1)
Other items not directly related to current operations (6)	1.9	(1.8)
Other net finance income/ (cost) (7)	(0.3)	10.8
Impairment loss	(0.2)	—
Result from investments accounted for at equity	(0.8)	(0.6)
Interest Expense (net)	(13.1)	2.6
Depreciation and amortization	(27.6)	(21.5)
Earnings before taxes (EBT)	(183.5)	(204.4)

* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
(1) Unallocated corporate costs consist of mainly intercompany activities and loans, corporate functions as well as cost allocations.
(2) Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.
(3) Reorganization and restructuring costs represent fees and costs associated with various internal reorganization and restructuring initiatives across the SSU’s segments, including an inventory write-down of €20.8 million in the six-months period ended March 31, 2023. In the six-months period ended March 31, 2022, reorganization and restructuring costs includes a share listing expenses of €121.9 million.
(4) Consulting fees primarily consists of consultancy fees in connection with acquisitions, financing (equity and debt) and strategic projects.
(5) Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives.
(6) Other items are excluded from adjusted EBITDA because they are not considered to be representative of the performance of our businesses.
(7) Other net finance income/ (cost) consists mainly of currency gains and losses and impact from derivative revaluations.

Reconciliations of information on reportable segments to the amounts reported in the financial statements

	Six-months ended March 31,
EUR million	2023	2022*
I. Revenue
Total segment revenue	445.2	452.6
Intersegment elimination	(3.8)	(3.5)
Consolidated revenue	441.4	449.1
II. Assets
Total segment assets	846.7	1,178.7
Unallocated and intersegment elimination	402.2	369.0
Consolidated assets	1,248.9	1,547.7
III. Liabilities
Total segment liabilities	1,017.3	1,152.9
Unallocated and intersegment elimination	(210.1)	(577.4)
Consolidated liabilities	807.2	575.5

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 10- Discontinued operations.

Unallocated and intersegment elimination consists of mainly intercompany activities and loans, corporate functions as well as cost allocations.

Geographical information

Non-current assets excluding goodwill are based on the location of the Group owning such assets.

	Non-current assets as of
EUR million	March 31, 2023	September 30, 2022
Germany	290.8	296.0
Switzerland	0.5	0.7
United Kingdom	224.6	223.4
Austria	0.9	1.0
France	34.5	34.9
USA	14.3	16.5
Rest of the world	20.0	20.5
Total	585.7	592.9

12. Events after the reporting period

As described in Note 7, on February 6, 2023, SIGNA Holding provided the SIGNA Holding Equity Commitment Letter to the Company for an equity-linked funding of an additional €130.0 million. Under the SIGNA Holding RCF I Amendment also entered into on February 6, 2023, funds drawn thereunder will be used as a bridge financing to the Group in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to the Company under the SIGNA Holding RCF I Amendment will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding.

On April 17, 2023 and on June 27, 2023, respectively, the Company exercised its put right under the SIGNA Holding Equity Commitment Letter in the amount of €48.0 million and €47.0 million, respectively, for the issuance of Additional Convertible Bonds with an aggregate principal amount of €48.0 million and €47.0 million, respectively on the same day.

On June 26, 2023, the Group received an additional € 150 million hard financing commitment from SIGNA Holding. Such financing commitment provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding, at the same terms and conditions as the ‘Initial Convertible Bonds’ issued on October 4, 2022, and the Additional Convertible Bonds issued on April

20, 2023 and on June 27, 2023, respectively, in one or more tranches from October 1, 2023 until and including September 30, 2025 for an aggregate additional principal amount of €150.0 million. The additional hard financing commitment from SIGNA Holding was required to address our anticipated precarious liquidity situation in our fiscal year beginning on October 1, 2023 and to partially fund the Company’s liquidity needs until September 2025. Despite the additional financing commitment of € 150 million from SIGNA Holding, the Company requires additional funding during the course of the next 12 months from the date of the approval of the unaudited interim condensed consolidated financial statements if it is unable to extend the maturity date of its € 100 million LBBW revolving credit facility which will become due in May 2024 to May 2025.

Berlin, June 28, 2023

SIGNA Sports United N.V.

Dr. Stephan Zoll                               Alexander Johnstone
Chief Executive Officer                           Chief Financial Officer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six-months period ended March 31, 2023 and 2022 and the related notes thereto included elsewhere in this interim report and the audited consolidated financial statements and related notes for the year ended September 30, 2022 included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended September 30, 2022, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis.

Overview

Our group comprises dedicated market leading online sports specialist webshops in the growing product categories bike, tennis/racket sports, outdoor and teamsports. As a group, we consider ourselves to be the global number one online sports specialty retailer measured by revenue. We define our relevant market as the global sports retail market in which competition comes from a highly diversified group of competitors, i.e., traditional offline sports retailers, specialist offline sports retailers, e-commerce generalists and online sports specialists as well as some leading sporting goods brands. Among this group of competitors, online sports specialist retailers carry a broad range of sports products including hardlines such as equipment, parts and accessories, and softlines such as functional wear and clothing, from only one or more sports product categories such as cycling, outdoor, racquet sports, teamsports, swimming, running or fitness, focusing on sports retailing mainly via online channels and generating the vast majority of sales through online channels, e.g., own websites and marketplaces.
We sell products to customers through various online webshops as well as selected physical locations mainly to customers in the European Union as well as in Switzerland, Norway, the UK and the US, with approximately 119.0 million visits to SSU’s websites and approximately 3.5 million net orders in the six-months period ended March 31, 2023 and approximately 132.0* million visits to SSU’s websites and approximately 3.6* million net orders in the six-months period ended March 31, 2022. (*Re-presented as a result of discontinued operations. Refer to Note 10- Discontinued Operations)
Our primary source of revenue is the sale of merchandise, in particular, full bikes and bike spare parts, tennis rackets and accessories, outdoor gear, footwear and other sports products, through the websites of our various web shop brands. The business model in our core first party e-commerce business focuses on four key pillars to inspire, guide, serve and engage our customers. We believe this focus on delivering a superior customer sports shopping experience compared to both online generalists and physical sports store retailers distinguishes us and will drive higher traffic, conversion rates and build brand affinity resulting in an increased loyal customer base which promotes revenue retention growth.
Our own brands, including, Vitus, Nukeproof, DHB, Serious, Ortler, Fixie Inc., Prime Components, Red Cycling contributes a higher gross margin versus selling third-party brands. We intend to further invest in the growth of our own brands across our websites.
Our platform is designed to enhance the success of our suppliers by allowing them to leverage our technological expertise and functionalities. We plan to increase the usage of our platform by our suppliers through adding marketplace functionalities which will allow our suppliers to easily display their full product catalog as well as highlight and promote their selected products to customers on our sites.
We have not yet generated any consolidated net profit since our inception, have had negative operating cash flows and relied on external financing. Since our NYSE listing in December 2021 we have been unable to raise any external third party financing, and all of our funding needs were secured by an affiliate of our largest shareholder, SIGNA International Sports Holding GmbH. We currently anticipate minimal to negative growth rates in the near future due to reduced mergers and acquisitions activities, risks of recession, rising interest rates, inflation and other headwinds in Europe and the United States. In addition, we continue to experience internal accounting controls issues at one of our material subsidiaries relating to inventory management which resulted in product offering misjudgments that led to an excess of inventory build up and related liquidity and profitability margin challenges. In response to our operating losses and materially adverse effects on our liquidity position, we are currently implementing a comprehensive operational initiative to improve our operating performance and our cash, liquidity and financial situation and prospects. This operational alignment program includes measures to increase pricing and delivery thresholds; reduce assortment ranges; increase working capital efficiency; focus on own-brand development and cross-selling; reduce or exit brand marketing, non-profitable partnerships and offline activities; delay or cancel non-core capital investments; merge or exit business lines; reduce operational headcount and overhead to reflect an anticipated lower revenue base; and reconfigure our group organization, improve internal control systems and processes and accelerate the overall integration of our previously acquired operating businesses.

Business combinations

On December 14, 2021, we closed the acquisition of 100% of Mapil TopCo Limited, Portsmouth/UK (“Wiggle” or “the Wiggle Group”), a UK headquartered online cycling and multisport specialist that is intended to strengthen our activities in the Bike & Outdoor business segment and to extend our internationalization strategy.

On January 1, 2022, we acquired 66.66 % of the issued shares in Tennis Express LLC, Houston, Texas/USA (“Tennis Express”), a full-service tennis specialty retailer that is intended to strengthen the activities in the Tennis business segment and to extend our internationalization strategy.

See note 8 “Business combinations” for further information in regard to the acquisition of Wiggle Group and Tennis Express.

Capital Reorganization

On December 14, 2021, we closed our previously announced Business Combination pursuant to the Business Combination Agreement, dated June 10, 2021, by and among Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sports United GmbH (“SSU GmbH”), SIGNA Sports United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”), Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH (the “Yucaipa Merger”).

As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of SSU N.V. and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of SSU N.V. In exchange, SSU N.V. received the net assets held by Yucaipa, which had a fair value of €7.3 million upon closing of the transaction on December 14, 2021. The net assets included €23.6 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of €5.7 million and €10.6 million deferred underwriting commissions.

SSU N.V. raised an additional net €402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH, Yucaipa and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €11.6 million and €391.1 million to share capital and capital reserve, respectively.

Both the Yucaipa Merger and PIPE Financing closed on December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation at the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of €5.9 million, which it netted against the equity proceeds as a reduction in capital reserve.

Factors Affecting Our Performance

We believe that our performance and future success depend on several factors which have affected SSU’s performance in the periods for which financial information is presented in this interim report and which will continue to affect our future performance. These factors present significant opportunities for us but also pose risks and challenges, including those discussed in the section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC titled “Risk Factors.” These factors include:

Russia-Ukraine War
With Russia's invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices and increased raw materials costs.
So far, the Russia-Ukraine war has not had a material impact on the Company’s supply chain as it does not have any supply relationships with companies in this region. Nevertheless, the war has indirectly contributed to widespread macro-economic uncertainty around the world, and especially in Europe where high inflationary pressures coupled with an European energy crisis has resulted in rising energy prices for both companies and private households, increased cost of production and increased cost of materials. Consequently, this resulted in a deterioration of consumer sentiment and spending which impacted our revenue, cost of materials and adjusted EBITDA during the half year.
The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have further adverse impacts on the Group and its supply chain, future sales, profitability as well as the Group’s assets.
Inflation impact on Discretionary spending

We believe a large number of the products we offer are discretionary items rather than necessities. As a result, our operating results are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending.

The ongoing Russia- Ukraine conflict and change in consumer spending behavior post COVID-19 pandemic has had an adverse impact on inflation. Global inflationary pressures on cost of materials, energy, shipping, carriers and airfreight combined with higher unemployment rates, stagnant wage growth and general uncertainty regarding the overall future economic environment has contributed to a decline in overall consumer confidence and discretionary spending.

As a result, overall net revenue failed to meet forecasted revenue. The uncertainties of when the macroeconomic conditions will improve could have further adverse impact on the Group and its future operating performance.

COVID-19
The global community continues to face certain challenges regarding developments in connection with COVID-19. Nevertheless, increased vaccination rates around the world have resulted in widespread relaxation of COVID-19 related societal restrictions such as lockdowns in many countries. Whilst we expect a return to pre-pandemic consumer spending which is expected to be lower than during the pandemic, other macroeconomic factors such as increased inflation rates, supply chain constraints, global and geopolitical developments have also directly and indirectly impacted our results of operations which makes the impact from COVID-19 difficult to isolate and quantify.

Key Operating Performance Metrics

We measure certain performance metrics comprising site visits, conversion rate, number of net orders, active customers and net average order value. All these performance metrics are, to the extent applicable, measured on a net basis, i.e., after value added taxes, returns and cancellations.
The key performance metrics shown in the table below are only derived from sales generated through online shops of entities owned by SSU N.V. as of the date of this Annual Report and do not include revenue generated through sales partners (e.g. Zalando) or revenue from physical stores (offline sales). The key performance metrics shown in the table below represent aggregated information for the relevant entities and do not distinguish between pre- and post-acquisition of the relevant entities.
Our key performance metrics are used by management to monitor the underlying performance of our operations and the performance of our sites. The key performance measures should be viewed as a supplement and not a substitute for our financial performance as shown in SSU’s financial statements included in this interim report. The key performance metrics are also not meant to be predictive of future results. Since not all companies calculate these measures in an identical manner, our presentation may not be consistent with similar metrics used by other companies. Therefore, undue reliance should not be placed on such data.

The following table provides information for the six-months period ended March 31, 2023 and 2022:

	For the six-months ended March 31
	2023	2022 [6]
	(unaudited)
Site Visits[1] (in millions)	119.0	132.0
Net Conversion Rate[2] (in %)	2.9	2.8
Number of Net Orders[3] (in thousands)	3,512	3,624
Net Average Order Value[4] (in €)	104.6	100.1
Active Customers[5] (in millions)	6.1	7.1
___________________
1.Defined as number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.
2.Defined as total net orders (post cancellations and returns) divided by total visits.
3.Defined as orders post cancellations and returns.
4.Defined as total online revenue (excluding sales partners) divided by net orders (post value added taxes, cancellations and returns).
5.Defined as customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.
6.Includes 3 months of Wiggle Group and Tennis Express. Refer note 8- Business combinations. In addition, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.

Site visits refer to the number of visitors to each of SSU’s sites. Site visits are a useful indicator to understand SSU’s sites overall reach within the market. Site visits have decreased to 119.0 million in the six-months period ended March 31, 2023 from 132.0 million in the six-months period ended March 31, 2022. The decrease in site visits in the six-months period ended March 31, 2023 is primarily attributable to (i) Challenging online specialist sports retail environment due to the impact of inflation on discretionary spending and, (ii) Reopening of sports retailers from the lifting of COVID-19 restrictions which resulted in a shift of online to offline traffic which is reflected in the decrease of active customers in the period.
Net conversion rate refers to the rate at which a site visit results in an order. Net conversion rate is a useful indicator to understand how effective SSU’s sites are at converting visits into orders. Net conversion rates are calculated by taking total site visits for the relevant period and dividing by the total number of net orders. Net conversion rates have increased to 2.9% in the six-months period ended March 31, 2023 from 2.8% in the six-months period ended March 31, 2022. The increase in conversion rates in the six-months period ended March 31, 2023 whilst relatively consistent compared to the previous year is attributable to sales initiatives within the last six-months aimed at reducing excess inventory built up over the course of periods affected by COVID and current market oversupply which included price reductions, reshaping of sales portfolio focussing on profitability and a return to core market focus.
The number of net orders is defined as the total number of orders minus cancellations and returns. The number of net orders is a useful indicator to understand the ability of our sites to monetize their products. The number of net orders has decreased to 3,512.0 thousand in the six-months period ended March 31, 2023 from 3,624.0 thousand in the financial year ended March 31, 2022. The decrease in the number of net orders in the six-months period ended March 31, 2023 is primarily attributable to the decrease in active customers and site visits which decreased to 6.1 and 119.0 million, respectively, in the six-months period ended March 31, 2023 from 7.1 million and 132.0 million, respectively, in the six-months period ended March 31, 2022
The net average order value is calculated by dividing net revenue by net orders. Net average order value is a useful indicator as a further measure of monetization. Net average order value has increased to €104.6 in the six-months period ended March 31, 2023 from €100.1 in the six-months period ended March 31, 2022. The increase is mainly driven by the increased mix of own brand sales specifically in own brand bikes.

Results of Operations—Six-months period ended March 31, 2023

The following table summarizes our consolidated statements of operations for each period presented:

	For the six-months period ended March 31,
	2023		2022*
	in € million	% of net revenues	in € million	% of net revenues
	(Unaudited)
Revenue	441.4		449.1
Own work capitalized	2.3	0.5%	2.2	0.5%
Other operating income	5.5	1.3%	2.6	0.6%
Cost of materials	(347.5)	(78.7)%	(286.1)	(63.7)%
Personnel expenses	(86.6)	(19.6)%	(76.2)	(17.0)%
Expenses for logistics and packaging	(57.2)	(13.0)%	(51.3)	(11.4)%
Marketing expenses	(33.3)	(7.5)%	(37.9)	(8.4)%
IT & Other expenses	(66.1)	(15.0)%	(76.1)	(16.9)%
Share listing expense	—	—%	(121.9)	(27.1)%
Other operating expenses	(156.6)	(35.5)%	(287.2)	(63.9)%
Depreciation and amortization	(27.6)	(6.3)%	(21.5)	(4.8)%
Impairment loss	(0.2)	(0.1)%	—	—%
Operating result	(169.3)	(38.3)%	(217.1)	(48.4)%
Finance income	6.8	1.5%	17.0	3.8%
Finance costs	(20.2)	(4.6)%	(3.6)	(0.8)%
Result from investments accounted for at equity	(0.8)	(0.2)%	(0.6)	(0.1)%
Earnings before tax (EBT) from continuing operations	(183.5)	(41.6)%	(204.4)	(45.5)%
Income tax benefit (expense)	3.0	0.7%	8.0	1.8%
Loss for the period from continuing operations	(180.5)	(40.9)%	(196.4)	(43.7)%
Net loss from discontinued operations, net of tax	0.5	0.1%	(5.3)	(1.2)%
Loss for the period	(180.1)	(40.8)%	(201.7)	(44.9)%
of which attributable to non-controlling interests	—	—%	—	—%
of which attributable to the owners of SSU	(180.1)	(40.8)%	(201.7)	(44.9)%
Loss per share
Continuing operations	(0.5)		(1.0)
Loss attributable to the owners of SIGNA Sports United	(0.5)		(0.9)

Revenue

Revenue includes revenue from the sale of merchandise net of deduction of sales tax, returns, prepayments, customer discounts and rebates.

For the six-months period ended March 31, 2023, revenues were €441.4 million, a decrease of 1.7% or €7.7 million, compared to €449.1 million in the six-months period ended March 31, 2022. The decrease in overall revenue and active customers was driven primarily by a reduction in worldwide demand due to inflationary pressures affecting consumer confidence and discretionary spending. The decrease in revenues is also attributed to a shift in online to offline traffic due to the lifting of COVID-19 restrictions and aggressive pricing strategies owing to overall competitor pressures from market oversupply and actions taken to reduce excess inventory built up over the course of the COVID periods.
Our Bike and outdoor business was the most negatively affected segments by the reduction in total online visits and net orders. This, coupled with competitor pressures driven by an oversupply in the market and excess inventory built up over the COVID periods resulted in multiple price reduction campaigns which resulted in lower net revenues generated.
Our Tennis and Teamsport businesses whilst faced with similar challenges as our Bike and outdoor businesses were able to better maneuver the competitive market and even though price reduction campaigns were carried out, net orders increased which resulted in revenues staying consistent and comparable to the prior year.

Cost of materials

Cost of material mainly consisted of cost of merchandise.
For the six-months period ended March 31, 2023, cost of material was €347.5 million, an increase of 21.4%, or €61.3 million, compared to €286.1 million in the six-months period ended March 31, 2022. The increase in overall cost of material was driven partially due to a one time write down of €20.8 relating to excess inventories built up over the course of the COVID periods and the reshaping of the Company’s sales portfolio to net realizable value. Additionally, the ratio as a percentage to revenue increased due to overall worldwide inflationary pressures on raw materials, energy, and shipping, which increased the cost of production and ultimately the cost of materials.

Personnel expenses

Personnel expenses consisted of wages and salaries, social security contributions, share based compensation expenses and other personnel expenses.
For the six-months period ended March 31, 2023, personnel expenses were €86.6 million, an increase of 13.6%, or €10.4 million, compared to €76.2 million in the six-months period ended March 31, 2022. Personnel expenses mainly consisted of wages and salaries. The increase in personnel expenses is primarily driven by the increased number of employees following the acquisition of the Wiggle group and Tennis Express in December 2021 representing three months into the previous half year.
Additionally, personnel expenses included share-based compensation expenses relating mainly to the long term incentive plan offered to eligible employees in December 2022 of €3.2 million for the six-months period ended March 31, 2023. A decrease of €5.9 million, compared to €9.1 million for the six-months period ended March 31, 2022 which represented share-based compensation mainly to key management personnel as part of the Capital Reorganization that occurred in the prior year.

Other operating expenses

Other operating expenses mainly consisted of expenses for logistics and packaging (relating primarily to outbound shipping costs, return shipping costs and packaging material), marketing expenses (relating primarily to search engine advertising (Google), brand marketing), IT expenses, charges for payment services and share listing expenses..
For the six-months period ended March 31, 2023, SSU’s expenses for logistics and packaging were €57.2 million, an increase of 11.5%, or €5.9 million, compared to €51.3 million for the six-months period ended March 31, 2022. The increase in overall expenses for logistics and packaging is partially due to higher returns and split order rates compared to the previous year and partially by increases in carrier and handling costs.
For the six-months period ended March 31, 2023, SSU’s marketing expenses were €33.3 million, a decrease of 12.0%, or €4.5 million, compared to €37.9 million for the six-months period ended March 31, 2022. The decrease in overall marketing expenses is based on the Company’s long term profitability plan to reduce reliance on paid marketing, instead focus on driving revenues through strategic pricing positions and measures.
For the six-months period ended March 31, 2023, SSU’s IT & Other expenses were €66.1 million, a decrease of 13.1%, or €10.0 million, compared to €76.1 million for the six-months period ended March 31, 2022. The decrease in IT & Other expenses is mainly driven by the decrease in legal and consulting expenses in the amount of €15.9 million and partially offset by increases in IT Costs, Insurance expenses and payment service fees. The significant decrease in legal and consulting costs were as a result of the Yucaipa Merger, PIPE Financing and public listing that occurred in the prior year.

There were no costs incurred in relation to share listing for the six-months period ended March 31, 2023. For the six-months period ended March 31, 2022, SSU incurred a one-time non-cash expense of €121.9 million as a result of the Yucaipa merger. This cost was recorded as share listing expenses in accordance with IFRS 2. The share listing expense relates to the excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed through the Yucaipa Merger.

Depreciation and amortization

Depreciation, and amortization comprises depreciation and amortization of tangible and intangible assets.
For the six-months period ended March 31, 2023, depreciation and amortization was €27.6 million, an increase of 28.5%, or €6.1 million, compared to €21.5 million for the six-months period ended March 31, 2022. The increase relates to the full half year Wiggle group and Tennis Express depreciation and amortization expenses recognized in the six-months period ended March 31, 2023 in comparison to three months of the previous half year as the acquisition of the Wiggle group and Tennis Express concluded in December 2021.

Finance income and costs
Finance income includes interest income, foreign currency exchange gains and other financial income. Finance costs include interest expense on financial liabilities measured at amortized cost and other financing costs and foreign currency exchange losses.
For the six-months period ended March 31, 2023, SSU’s finance income was €6.8 million, a decrease of €10.3 million compared to €17.0 million for the six-months period ended March 31, 2022. The decrease is driven by the revaluation of warrants and Midwest put options as of March 31, 2023. The revaluation of warrants which include market- based performance conditions resulted in finance income of €1.6 million for the six-months period ended March 31, 2023 compared to €11.0 million for the six-months period ended March 31, 2022. Similarly, the revaluation of put options which includes non-market- based performance conditions resulted in additional finance income of €3.9 million for the six-months period ended March 31, 2023 consistent with the €3.9 million for the six-months ended March 31, 2022.
For the six-months period ended March 31, 2023, SSU’s finance costs were €20.2 million, an increase of €16.6 million, or 457.3%, compared to €3.6 million for the six-months period ended March 31, 2022 mainly driven by liabilities carried at amortized costs of which includes interest expense of €6.4 million from convertible bonds issued by the Group. (Nil in the prior six-months period ended March 31, 2022); €2.8 million on the LBBW RCF (€1.5 in the prior six-months period ended March 31, 2022); and €2.0 million on the SIGNA Holding RCF (Nil in the prior six-months period ended March 31, 2022). In addition, SSU incurred net currency losses of €6.5 million compared to €0.9 million in the previous six-months period ended March 31, 2022 mainly resulting from intercompany balances denominated in a currency other than the functional currency of the intercompany and warrants revaluation.

Income tax benefit /expense

Income tax benefit or expense consists primarily of current tax and deferred income tax. Current income taxes are calculated by applying the tax regulations enacted or substantially enacted as of the reporting date in countries in which SSU’s businesses operate. Deferred taxes are recognized on temporary differences between the carrying amounts of the assets and liabilities in our financial statements and the corresponding tax bases used in the computation of taxable income in accordance with IAS 12. The tax rate in Germany that applies to SSU is the German corporation tax inclusive of solidarity surcharge of 15.8% and a trade tax rate of 14.4%.
For the six-months period ended March 31, 2023, income tax benefit was €3.0 million, a decrease of €5.0 million, compared to a tax benefit of €8.0 million for the six-months period ended March 31, 2022. The decrease in income tax benefit mainly resulted from a lower recognition of deferred tax assets due to decreased trade tax and corporate tax loss carryforwards.

The Group’s consolidated effective tax rate for the six-months period ended March 31, 2023, was -1.6% (six-months period ended March 31, 2022: -3.9%). The effective tax rate is affected by a lower recognition of deferred tax assets due to decreased trade and corporate tax loss carryforwards
Segments
In accordance with IFRS 8, SSU has three reporting segments. These reporting segments are comprised of:
•Bike and Outdoor — the segment bike and outdoor includes the financial results of all business operations from retail activities and online business relating to the bike and outdoor customer categories;
•Tennis — the segment tennis includes the financial results of all business operations from retail activities and online business relating to tennis with the main brands Tennis-Point, Tennis Express and Tennis Pro; and
•Teamsport — the segment teamsport includes the financial results of all business operations from the sale of merchandise through the online shop Outfitter.

	For the six-months period ended March 31,
	2023	2022*
Bike and Outdoor	(in € million)
Revenue	294.7	319.4
External revenue	293.4	319.0
Intersegment revenue	1.4	0.4
Segment Adjusted EBITDA	(65.1)	(9.2)
The segment Bike and Outdoor revenues was €293.4 million in the six-months period ended March 31, 2023, a decrease of €25.6 million, compared to €319.0 million in the six-months period ended March 31, 2022. The decrease in revenue is primarily attributed to decreased site traffic and net order conversions due to inflationary pressures affecting consumer confidence and discretionary spending. The decrease in revenues is also attributed to a shift in online to offline traffic due to the lifting of COVID-19 restrictions and strategic pricing strategies implemented through various sales campaigns held during the half year to reduce excess inventory and to remain competitive in an overstocked market.
The segment generated negative Adjusted EBITDA of €65.1 million in the six-months period ended March 31, 2023, which increased by €55.9 million compared to negative €9.2 million in the six-months period ended March 31, 2022. The increase in negative adjusted EBITDA within the segment is attributed to the declining AOV, a one time write down of inventories of €20.8 million relating to excess inventories built up over the course of the COVID periods and the reshaping of the Company’s sales portfolio to net realizable value. The decrease in gross margin (Revenue less Cost of materials, as a ratio to revenue) of 13.5% to 21.3% in the six-months period ended March 31, 2023 compared to 34.9% in the six-months period ended March 31, 2022 is due to discounts provided through various sales campaigns held during the six-months period ended March 31, 2023.

	For the six-months period ended March 31,
	2023	2022*
Tennis	(in € million)
Revenue	127.7	107.3
External revenue	127.7	107.3
Intersegment revenue	0.1	—
Segment Adjusted EBITDA	(8.0)	(1.7)
The segment Tennis generated revenues of €127.7 million in the six-months period ended March 31, 2023, n increase of €20.4 million, compared to €107.3 million in the six-months period ended March 31, 2022. This growth is primarily attributed to M&A activities (acquisition of Tennis Express) in financial year 2022 resulting in increased traffic and net orders. Whilst the increase in overall revenue of €10.8 million was driven by M&A activities in the second quarter of financial year 2022, organic revenue within the segment grew by €9.6 million driven mainly by strategic pricing strategies implemented through various sales campaigns held during the half year to reduce excess inventory and to remain competitive in an overstocked market.
The segment generated negative adjusted EBITDA of €8.0 million in the six-months period ended March 31, 2023, an increase of €6.3 million, compared to negative €1.7 million in the six-months period ended March 31, 2022. The increase in negative adjusted EBITDA within the segment relates mainly to the decrease in gross margin (Revenue less Cost of materials, as a ratio to revenue) of 3.0% to 38.2% in the six-months period ended March 31, 2023 compared to 41.3% in the six-months period ended March 31, 2022 due to discounts provided through various sales campaigns held during the half year. Additionally, personnel expenses increased due to increased headcount within the logistics, sales and marketing team while logistics and packaging expenses increased due to increased shipping, carrier, and freight costs.

	For the six-months period ended March 31,
	2023	2022*
Teamsport*	(in € million)
Revenue	22.8	26.0
External revenue	20.4	22.8
Intersegment revenue	2.4	3.2
Segment Adjusted EBITDA	(3.6)	(1.8)
* Previously presented as Teamsport and Athleisure, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
The revenue generated from the segment Teamsport was €20.4 million in the six-months period ended March 31, 2023, a decrease of €2.4 million compared to €22.8 million in the six-months period ended March 31, 2022. Whilst site visits and gross orders within the segment grew, average order values declined due to strategic pricing strategies implemented through various sales campaigns held during the half year to reduce excess inventory and to remain competitive in an overstocked market. The segment Teamsport generated negative adjusted EBITDA of €3.6 million in the six-months period ended March 31, 2023, an increase of €1.8 million compared to the negative adjusted EBITDA €1.8 million in the six-months period ended March 31, 2022. The increase was mainly driven by the decline in gross margin (Revenue less Cost of materials, as a ratio to revenue) which decreased to 52.8% in the six-months period ended March 31, 2023 compared to 53.6% in the six-months period ended March 31, 2022.

The following table presents the geographical breakdown of external revenues for the six-months period ended March 31, 2023, 2022:

	For the six-months period ended March 31,
	2023	2022*
	(in € million)
Revenue by geographical region:
Europe	277.7	289.6
of which: Germany:	106.9	120.8
of which: Switzerland	31.6	34.8
of which: United Kingdom	85.4	63.4
of which: Austria	12.0	13.9
of which: France	41.8	56.8
North America	55.2	35.1
of which: United States	55.2	35.1
Rest of the World	108.5	124.4
Total	441.4	449.1
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA on a consolidated basis is used by management to evaluate our consolidated core on a consolidated basis operating performance on a comparable basis and to make strategic decisions. We believe Adjusted EBITDA on a consolidated basis is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA on a consolidated basis may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA on a consolidated basis is not intended to be a substitute for any IFRS financial measure.

The following table presents a reconciliation of our Adjusted EBITDA on a consolidated basis from its consolidated net loss for the periods indicated.

	For the six-months ended March 31
	2023	2022*
	(in € millions)
Net loss for the year from continuing operations	(180.5)	(196.4)
Income tax expense/ (benefit)	(3.0)	(8.0)
Depreciation and amortization	27.6	21.5
Interest expense (net)	13.1	(2.6)
EBITDA	(142.8)	(185.4)
Impairment loss	0.2	—
Other net finance (income)/ costs [1]	0.3	(10.8)
Result from investments accounted for at equity	0.8	0.6
Acquisition related charges [2]	—	0.7
Reorganization and restructuring costs [3]	9.2	126.9
Consulting fees [4]	13.2	31.3
Share-based compensation [5]	3.2	9.1
Inventory write down [6]	20.8	—
Other items not directly related to current operations [7]	(1.9)	1.8
Adjusted EBITDA from continuing operations	(96.9)	(25.8)
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 10- Discontinued Operations.
_________________
(1) Other net finance (income)/ costs consists mainly of currency gains and losses and impact from derivative revaluations,
(2) Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.
(3) Reorganization and restructuring costs represent fees and costs associated with various internal reorganization and restructuring initiatives across the SSU’s segments. In the six-months period ended March 31, 2022, reorganization and restructuring costs includes a share listing expenses of €121.9 million.
(4) Consulting fees primarily consists of consultancy fees in connection with acquisitions, financing (equity and debt) and strategic projects
(5) Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives..
(6) One time Inventory write-down due to portfolio realignment of €20.8 million in the six-months period ended March 31, 2023.
(7) Other items are excluded from adjusted EBITDA because they are not considered to be representative of the performance of our businesses.

For the six-months ended March 31, 2023, EBITDA was negative €96.9 million, a decrease of €71.1 million compared to €25.8 million in the six-months period ended March 31, 2022. The increase in negative Adjusted EBITDA is primarily due the decrease in gross margins (Revenue less Cost of material) impacting Net loss from continuing operations. Gross margins in the six-months period ended March 31, 2022 was €93.9 million, a decrease of €69.0 million compared to €162.9 million in the six-months period ended March 31, 2022.

Liquidity and Capital Resources

Sources and uses of funds

Our primary sources of liquidity are our existing cash reserves, the LBBW RCF, two SIGNA Holding GmbH RCFs, Convertible bonds issued to SIGNA Holding which was subsequently sold to our affiliate SIGNA European Invest Holding AG and a commitment from SIGNA Holding which provides the Company with the right to issue and sell (put right) additional convertible Bonds to SIGNA Holding in one or more tranches for an aggregate additional principal amount of €130.0 million.

As of March 31, 2023, the LBBW RCF had an average interest rate of 5.3% based on EURIBOR 3M plus 3.5 points and our outstanding balance on the revolving credit agreement was €100.5 million. The future payments associated with the LBBW RCF are €6.0 million within the next twelve months and €101.5 million over the following four years. The LBBW RCF is secured against a share pledge in one of our subsidiaries.
As of March 31, 2023, our SIGNA Holding RCFs including the bridge financing in the amount of up to €50.0 million in connection with the SIGNA Holding Equity Commitment Letter had an average interest rate of 7.1% based on EURIBOR 12M plus 5.0 points and our outstanding balances on the SIGNA Holding RCFs were €142.0 million. The future payments associated with the SIGNA Holding RCFs are €10.34 million in the next twelve months, and €156.88 million over the following four years. The SIGNA Holding RCFs are unsecured.
As of March 31, 2023, the convertible note to SIGNA Holding of €100.0 million had an average cash interest rate of 5.7% based on EURIBOR 3M plus 4.0 points and PIK interest of 7.0% based on the Convertible note agreement and our outstanding balance on the Convertible note was €107.8 million. The future payments associated with the Convertible note is €6.0 million in the next twelve months, and €189.9 million over the following four years.
On February 6, 2023, we received the SIGNA Holding Equity Commitment Letter from SIGNA Holding. Such commitment provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to our affiliate SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding. As of March 31, 2023, €42.0 million of the bridge financing have been drawn.
Under the SIGNA Holding RCF I Amendment also entered into on February 6, 2023, funds drawn thereunder will be used as a bridge financing to the Group in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the SIGNA Holding
RCF I Amendment will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA
Holding Equity Commitment Letter to SIGNA Holding.
We believed on February 6, 2023, that the SIGNA Holding Equity Commitment Letter was sufficient to address our very precarious liquidity situation since the beginning of our financial year and a period of 12 months from the date of this report and to provide the
Company with a going-concern perspective until mid-February 2024. However, as discussed in this report, our liquidity requirements are more severe than initially anticipated. As a result, we received an additional € 150 million hard financing commitment from SIGNA Holding on June 26, 2023. Such commitment provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding, at the same terms and conditions as the ‘Initial Convertible Bonds’ issued on October 4, 2022 and the Additional Convertible Bonds issued on April 20, 2023 and on June 27, 2023, respectively, in one or more tranches from October 1, 2023 until and including September 30, 2025 for an aggregate additional principal amount of €150.0 million.

Cash and Cash Equivalents

We had cash and cash equivalents of €35.4 million as of March 31, 2023 and cash and cash equivalents of €43.0 million as of September 30, 2022, which primarily consisted of cash and bank deposits.

Consolidated Cash Flows

The following table summarizes our consolidated cash flows for each of the periods presented:

	For the six-months ended March 31
	2023	2022*
	(unaudited)
	(in € million)
Consolidated statement of cash flows
Cash flow used in continuing operating activities	(136.2)	(144.7)
Cash flow used in discontinued operating activities, net	1.1	(3.3)
Cash flow used in continuing investing activities	(16.7)	(190.2)
Cash flow used in discontinued investing activities, net	—	(0.3)
Cash flow from continuing financing activities	145.1	356.6
Cash flow used in discontinued financing activities, net	(0.4)	(0.2)
Change in cash and cash equivalents from continuing operations	(7.7)	21.7
Change in cash and cash equivalents from discontinued operations	0.7	(3.8)
Effect of exchange rate changes on cash and cash equivalents	(0.4)	—
Net change in cash and cash equivalents	(7.5)	17.8
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 10- Discontinued Operations.

Net Cash Flows used in Continuing Operating Activities

For the six-months period ended March 31, 2023, net cash flow used in continuing operating activities was €136.2 million, a decrease of €8.5 million, compared to cash flow used in continuing operating activities of €144.7 million in the six-months period ended March 31, 2022. The decrease in cash outflow was mainly driven by lower legal and consulting fees in the current year and decreased net working capital (Inventories, Trade receivables and Trade payables) of €8.0 million.

Net Cash Flows used in Continuing Investing Activities

For the six-months period ended March 31, 2023, net cash flows used in continuing investing activities were €16.7 million, a decrease of €173.5 million, compared to cash flows used in continuing investing activities of €190.2 million in the six-months period ended March 31, 2022. This decrease in cash outflow is due mainly to cash considerations of €192.9 million related to business acquisitions made during the previous half year, in particular, the acquisition of Wiggle Group and Tennis Express, net of cash acquired.

Net Cash Flows from Continuing Financing Activities

For the six-months period ended March 31, 2023, net cash flow from continuing financing activities were €145.1 million, a decrease of €211.6 million, compared to cash inflows from continuing financing activities of €356.6 million in the six-months period ended March 31, 2022. The net cash flow from financing activities was primarily due to proceeds of €162.0 million from the issuance of convertible bonds and financial liabilities from related parties partially offset by repayments of financial liabilities of €7.7 million to financial institutions in the current six-months period ended March 31, 2023 . The net cash flow from financing activities in the previous six-months period ended March 31, 2022 was primarily due to proceeds of €402.7 million from capital contributions partially offset by additional repayments of financial liabilities of €60.1 million to financial institutions in the prior year.
Change in cash and cash equivalents from discontinued operations
For the six-months period ended March 31, 2023, the change in cash and cash equivalent from discontinued operations were €0.7 million, an increase of €4.5 million, compared to cash used of €3.8 million in the six-months period ended March 31, 2022. The increased cash inflow is driven by the transitional service agreement (TSA) entered into with the purchaser of our discontinued Stylefile business which concludes in July 2023.